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                                                                    EXHIBIT 99.1

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
RELEASE NO. 7926 / DECEMBER 11, 2000
ADMIN. PROC. FILE NO. 3-9897

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                                                  )
                                                  )
                                                  )
IN THE MATTER OF                                  )
LAWRENCE M. ARTZ,                                 )
NEUROTECH DEVELOPMENT CORP.                       ) ORDER MAKING FINDINGS
(F/K/A NEUROTECH CORP.),                          ) AND IMPOSING
ENHANCE RESOURCES, INC., AND                      ) CEASE-AND-DESIST ORDER
BRUCE W. LYNCH,                                   )
     RESPONDENTS.                                 )
                                                  )
                                                  )

                                       I.

On May 11, 1999, the Securities and Exchange Commission ("Commission") issued an Order Instituting Public Cease-and-Desist Proceedings ("Order Instituting") pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") against Lawrence M. Artz ("Artz"), Neurotech Corp., Enhance Resources, Inc. ("Enhance"), and Bruce W. Lynch ("Lynch"). Subsequent to issuance of the Order Instituting, Neurotech Corp. changed its name to "Neurotech Development Corporation." ("Neurotech").

                                       II.

Respondents Artz, Neurotech, Enhance, and Lynch have each submitted Offers of Settlement ("Offers") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission or to which the Commission is a party, prior to a hearing pursuant to the Commission's Rules of Practice, 17 C.F.R. Section
201.100 et seq., and without admitting or denying the findings contained in this Order, except those pertaining to the jurisdiction of the Commission over them and over the subject matter of these proceedings, which are admitted, Artz, Neurotech, Enhance and Lynch each consent to the entry of this Order Making Findings and Imposing Cease-and-Desist Order.

                                      III.

On the basis of this Order Making Findings and Imposing Cease-and-Desist Order ("Order"), the Order Instituting and the Offers submitted by Artz, Neurotech, Enhance, and Lynch the Commission finds that:

SETTLING RESPONDENTS

A. Artz, age 48, resides in Dix Hills, New York, and is a vice president, director and shareholder of Neurotech.

B. Neurotech, at all times relevant to this matter, was a Delaware corporation with its headquarters in Manhasset, New York. Its stock is traded on the OTC Bulletin Board. During the relevant period, Neurotech had no revenues and its only operations were to attempt to sell prefabricated hospitals.

C. Lynch, age 49, resides in Brookline, Massachusetts and was, at all times relevant to this matter, a self-employed marketing consultant doing business as Enhance. During the 1980's and early 1990's, Lynch was the founder and



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chief executive officer of a software company which conducted a public offering and several private offerings of securities.

D. Enhance, at all times relevant to this matter, was a Delaware Corporation with its headquarters in Brookline, Massachusetts. Lynch is Enhance's only employee.

SUMMARY

E. Between June and December 1998, Artz and Neurotech, through Lynch and Enhance, committed and caused a $75 million unregistered offering of notes to be made through postings on two Internet websites. The proceeds of notes were to be used to finance the sale of prefabricated hospitals in the Republic of Turkey. In offering the notes, Artz and Lynch negligently misrepresented that Neurotech had orders for five hospitals and that three Turkish banks had expressed a willingness to guarantee the notes, when in fact there were neither orders nor guarantees. No exemptions from registration under the securities laws were applicable to the notes once offered on the Internet. By this conduct, Artz, Neurotech, Enhance and Lynch violated Sections 5(c) and 17(a)(3) of the Securities Act.

                                      FACTS

PREFABRICATED HOSPITAL SALES

F. In or near June 1998, Artz and another Neurotech vice-president were approached by a Turkish citizen and business consultant with an office in California (the "Marketing Partner"). In or about July 1998, Neurotech entered into a joint marketing agreement with the Marketing Partner, which provided that the Marketing Partner would acquire the exclusive right to sell, on behalf of Neurotech, prefabricated hospitals in Turkey and central Asia.

G. In addition to marketing hospitals, Artz attempted to seek financing to construct the hospitals. In or near April 1998, Artz approached Lynch because a mutual acquaintance had recommended Lynch as a person knowledgeable about raising capital. In approximately June 1998, Lynch, through Enhance, and Artz, through Neurotech, executed a contract ("Agreement") whereby Lynch agreed to act as a financial consultant for Neurotech. The Agreement provided that Lynch would attempt to locate investors to purchase notes, the proceeds of which would be used to finance prefabricated hospitals in Turkey. Lynch also agreed to draft marketing materials for Artz. The Agreement provided that Lynch would receive between one and one-half and five percent of any amounts invested through him, plus an additional $50,000 for each investor Artz secured by using Lynch's marketing materials.

H. Artz negligently misrepresented to Lynch that Neurotech had received orders from the Marketing Partner for the purchase of five prefabricated hospitals in Turkey, at a cost of $15 million per hospital. The Marketing Partner had neither agreed to purchase any hospitals from Neurotech nor was he successful in his one attempt to market the hospitals.

I. Artz told Lynch that three Turkish banks had expressed a willingness to guarantee the notes. Based upon a conversation with Artz, Lynch represented on the websites that the banks would pledge separate assets to secure the guarantee. In addition, after being provided by the Marketing Partner with draft guarantees from three well-known Turkish banks, Artz added language to one of the drafts stating that the guarantee would be "against a credit of $25 million." In turn, Artz provided the draft guarantees to Lynch. In fact, no Turkish banks had expressed a willingness to guarantee the notes or extend credit in any fashion to either the Marketing Partner or the Marketing Partner's company. As discussed further below in paragraph K., Lynch repeated this information on two Internet websites without qualification in the form of an offering of notes.

J. In addition to retaining Lynch, Artz approached certain banks and attempted to convince them to finance the hospitals. In a further attempt to locate investors, Artz contracted with three financial consultants in addition to Lynch.

THE INTERNET NOTE OFFERING

K. On or near August 14, 1998, Lynch posted on two Internet websites, known as Nvst.com (a/k/a the "private equity network") and netcom.com, an offering of $15 to $75 million term notes, the proceeds of which would be used to construct hospitals in a "less developed country". Lynch described the notes as an investment. The information published on the websites stated that the term of the notes was 12 years, but they could be redeemed earlier. One of Lynch's Internet postings provided that the rate of return on a $15 million note would be $2.7 million after two years -- a nine percent annual return. The minimum required investment was $15 million. During the relevant period, the information posted by Lynch on both websites was accessible by either (1) any Internet user who knew the Universal Resource Locator ("URL"), the general purpose Internet addressing protocol, or (2) Nvst.com subscribers who provided minimal information about their background and experience as investors. Neither Artz nor Neurotech knew that Lynch, through Enhance, was using a website to locate investors.

L. In furtherance of his Internet solicitations, Lynch, through Enhance, falsely stated on one of the websites that Neurotech had received orders for the purchase of five hospitals in a "less developed country." On the other website, Lynch falsely stated that Neurotech "had in hand contracts" to deliver and install five hospitals.



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M. Lynch, through Enhance, also misrepresented the risks of investing in a note by representing on the websites that three "less developed country" banks would guarantee the notes. Lynch falsely stated that the banks would post as collateral 167% of the amount of the note in U.S. dollars ($25 million for each $15 million note), and the guarantees would be "valid and secure" independent of whether a hospital ever was built. Lynch also misrepresented that, if the purchaser of the hospital was late in paying the investor, the banks would make the required payments. In addition to repeating Artz's statements on the websites, Lynch misrepresented certain information provided to him by Artz.

N. Lynch failed adequately to investigate either the existence of the purported five purchase orders for hospitals or the banks' willingness to guarantee the notes. If Lynch had performed minimal investigation, such as contacting the banks which Artz had identified or the Marketing Partner, he would have learned that Artz's representations were false. Rather, Lynch relied upon Artz, a person Lynch had met only once.

O. On the websites, Lynch misrepresented the information Artz provided to him concerning the nature of the risk underlying an investment in the notes by stating that "the intent of the financing is to leave the [investor] with absolutely no risk related to delivery and installation; collateral; creditworthiness of [Neurotech] or [the Marketing Partner]; currency fluctuations or sovereignty." Lynch also went beyond Artz's representations by publishing on the websites revenue and earnings (before taxes) projections for a completed hospital of $27 million and $4 million, respectively. Lynch failed to disclose that the revenue and earnings projections related to a hypothetical, prefabricated hospital in a country other than Turkey (Cambodia).

P. After Lynch posted the information on the Internet, Artz reviewed marketing materials which Lynch had prepared and which contained the same false statements as Lynch's Internet postings. Upon review, Artz provided Lynch with comments concerning those marketing materials. At the time Artz reviewed the marketing materials, he was not aware that Lynch had posted such materials on the Internet.

Q. During the summer and fall of 1998, Lynch exchanged information with prospective investors who had responded to his Internet postings and contacted him via the Internet. In turn, Lynch referred to Artz and Neurotech some of the prospective investors who had been identified by the Consultant through the Internet websites. Despite these efforts, no notes were purchased.

R. Artz knew or should have known that no purchase orders had been received and that no Turkish bank had either agreed to guarantee or expressed a willingness to guarantee the notes.

S. Lynch knew or should have known that no purchase orders had been received and that no Turkish bank had either agreed to guarantee or expressed a willingness to guarantee the notes. T. Neurotech knew or should have known that no purchase orders had been received and that no Turkish bank had either agreed to guarantee or expressed a willingness to guarantee the notes.

U. Enhance knew or should have known that no purchase orders had been received and that no Turkish bank had either agreed to guarantee or expressed a willingness to guarantee the notes. V. Information concerning the purchase orders and bank guarantees was material because there was a substantial likelihood that disclosure of those facts would have been viewed by a reasonable investor as having significantly altered the total mix of information made available regarding the notes.

W. The notes offered on the Internet are securities within the meaning of
Section 2(a)(1) of the Securities Act. No registration statement had been filed for the offering, and no exemption from registration was applicable.

VIOLATIONS

X. Because no registration statement was in effect as to the notes offered on the Internet, Artz, Neurotech, Enhance and Lynch committed and caused a violation of Section 5(c) of the Securities Act.

Y. As a result of Artz's negligent misrepresentation of material facts to Lynch regarding the prefabricated hospital contracts and bank guarantees, Artz and Neurotech committed and caused a violation of Section 17(a)(3) of the Securities Act.

Z. As a result of Lynch's negligent misrepresentation of materials facts on the Internet regarding the prefabricated hospital contracts and bank guarantees, Enhance and Lynch committed and caused a violation of Section 17(a)(3) of the Securities Act.

                                      IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanction specified in the Offers submitted by Artz, Neurotech, Enhance and Lynch.

Accordingly, IT IS HEREBY ORDERED, pursuant to Section 8A of the Securities Act, that Artz, Neurotech, Enhance and Lynch cease and desist from committing or causing any violation and any future violation of Sections 5(c) and 17(a)(3) of the Securities Act.
For the Commission,

                                                                Jonathan G. Katz
                                                                       Secretary